Mail Stop 3561

December 3, 2009

Via Fax & U.S. Mail

Mr. William Erfurth
President
Modern City Entertainment, Inc.
8551 Sunrise Boulevard
Suite 210
Ft. Lauderdale, Florida 33322

> **Re:** **Modern City Entertainment, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed June 30, 2009**
> **File No. 0-50468**

Dear Mr. Efurth:

We have reviewed your response letter dated October 15, 2009, and the amended Form 10-K for the year ended December 31, 2008, and have the following additional comments. Please respond to confirm that such comments will be complied with in future filings, or, if certain of the comments are deemed inappropriate, advise the staff of your reason.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2008
Note 2. Summary of Significant Accounting Policies
Note 4. Capital Stock

Form 10-Q for the periods ended March 31, 2009 and June 30, 2009

1. We note your response to previous comment number 1, and the revisions made to the financial statements to reflect compensation expense for stock options granted to employees and directors during 2007. However, Note 2 in the Form 10-K/A

for the year ended December 31, 2008, and in the Form 10-Qs for the quarterly periods ended March 31, 2009, June 30, 2009, and September 30, 2009 continues to state that no compensation expense is recognized when stock options are granted to employees or directors. Please revise to correct this disclosure in any future filings.

2. Also, as requested in our prior comment, please revise the notes to the Company's financial statements in future filings to include all of the disclosures outlined in paragraphs 64 and A240 and A241 of SFAS 123R with respect to the Company's stock based compensation grants, as applicable.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief